AMENDMENT TO ARRANGEMENT AGREEMENT

THIS AGREEMENT is made effective the 12th day of March, 2015

BETWEEN:

TARSIS RESOURCES LTD., a company existing under the laws of British

Columbia (“Tarsis”)

AND:

ESTRELLA GOLD CORPORATION, a company existing under the laws of

Ontario (“Estrella”)

(collectively, the “Parties”)

WHEREAS:

A.

The Parties have entered into an arrangement agreement (the “Arrangement Agreement”) dated as of February 6, 2015 pursuant to which the Parties agreed to complete the Arrangement (as defined therein).

B.

The Parties now wish to amend the Arrangement Agreement in order to adjust the terms of the Financing (as defined therein) as set out in this Amendment to the Arrangement Agreement (the “Amendment”).

NOW THEREFORE, in consideration of the mutual covenants contained herein and for the other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as follows:

1.

AMENDMENTS

1.1

The reference to the amount of “$2,000,000” under the definition of “Financing” in Section 1.1 of the Arrangement Agreement is hereby deleted and replaced with “up to $2,000,000”.

1.2

The reference to the amount “$0.50” under the definition of “Subscription Receipts” in Section 1.1 of the Arrangement Agreement is hereby deleted and replaced with “$0.40”.

2.

INTERPRETATION

Any capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them under the Arrangement Agreement.

3.

FURTHER ASSURANCES

The Parties agree to do such further things and execute such further documents as may be required to give effect to this Amendment.

4.

GOVERNING LAW

This Amendment shall be governed by and construed in accordance with the laws of the Province of British Columbia.

5.

ARRANGEMENT AGREEMENT REMAINS IN EFFECT

Except as amended by this Amendment, the Arrangement Agreement remains unchanged and in full force and effect.

6.

COUNTERPARTS

This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

IN WITNESS WHEREOF the parties hereto have executed this Amendment as of the date first written above.

TARSIS RESOURCES LTD.

By: “Marc Blythe”

ESTRELLA GOLD CORPORATION

By: “Jason Weber”